Mail Stop 5546

June 18, 2007

Jeff Arnold
HSW International, Inc.
Suite 1500
One Capital City Plaza
3350 Peachtree Road
Atlanta, GA 30326

           RE: HSW International, Inc. ("HSW International")
           File No.:   333-141286

Dear Mr. Arnold:

       Your letter dated June 7, 2007 is in response to comments raised by the staff
during the review of HSW International's registration statement on Form S-4. We
understand the Form S-4 is the initial registration statement for HSW International, and
has been filed in conjunction with a pending merger with INTAC International, Inc (File
No. 0-32621). In your letter, you request a waiver for the financial statements of HSW
International for the period from inception (March 14, 2006) through December 31, 2006,
as well as for predecessor financial statements for HSW International. After the
discussion with the staff on June 14, 2007, on June 15, 2007 Steve Lang, Greenberg &
Traurig, external counsel for HSW International, indicated that audited financial
statements for HSW International would be included in the Form S-4 for the period from
inception (March 14, 2006) through December 31, 2006 and that portion of the waiver
request was no longer applicable.

       With respect to predecessor financial statements for HSW International for
periods prior to inception (March 14, 2006), we understand from your letter and our
discussion on June 14, 2007 that HSW International is acquiring digital publishing rights
from its current parent, HowStuffWorks, Inc., which is a privately held company. These
rights give HSW International the right to take digital content, principally articles, held
by HowStuffWorks, Inc., translate them into Chinese and Portuguese, and establish
websites with this content in China and Brazil. We understand that this digital content is
currently being used by HowStuffWorks, Inc., as it populates its website, which is
English language only, and that you envision a similar website targeted at individuals in
China and Brazil. You have indicated that HowStuffWorks, Inc. had not begun the

process of translating any of this digital content prior to the formation of HSW International, and that HowStuffWorks, Inc. has not operated in or targeted areas outside of the United States. You believe it would be misleading to include the financial statements of HowStuffWorks, Inc. as predecessor financial statements of HSW International, as HowStuffWorks, Inc. is not active in the areas that HSW International has been granted digital publishing rights or licenses to provide this content.

We also understand that HSW International's Form S-4 incorporates by reference INTAC International, Inc.'s Form 10-K for the year ended September 30, 2006, Form 10-Qs for the periods ended December 31, 2006 and March 31, 2007 as well as several reports on Form 8-K.

We will not object to the exclusion of financial statements for HowStuffWorks, Inc. from HSW International's Form S-4.

Although not discussed in your letter, we understand that interim financial statements for HSW International are not currently included in the Form S-4, although we note that pro forma financial statements have been provided for the year ended December 31, 2006 and as at and for the three months ended March 31, 2007. Please provide unaudited interim period financial statements as at and for the three months ending March 31, 2007, with comparative period financial statements for the period from inception (March 14, 2006) through March 31, 2006 for HSW International. These financial statements should comply with Article 10 of Regulation S-X, and are required by Rules 3-01 and 3-02 of Regulation S-X as well as Item 14 of Form S-4.

The conclusions reached in this letter are based upon the information provided in your letter. Different facts and circumstances may result in different conclusions. If you have any questions regarding this letter, please call me at (202) 551-3400.

Sincerely,

Sondra Stokes
Associate Chief Accountant